UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  OMB APPROVAL
                                                                ------------
                           NOTIFICATION OF LATE FILING
                                                         -----------------------
                                                           SEC File No. 0-11254
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                                                          CUSIP No. 217721 10 9
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(Check One): ___Form 10-K  ___Form 20-F  ___Form 11-K  _X_Form 10-Q
             ___Form 10-D  ___Form N-SAR  ___Form N-CSR

                For Period Ended:     April 30, 2009
                                 ------------------------
                [  ]   Transition Report on Form 10-K
                [  ]   Transition Report on Form 20-F
                [  ]   Transition Report on Form 11-K
                [  ]   Transition Report on Form 10-Q
                [  ]   Transition Report on Form N-SAR
                For the Transition Period Ended:________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         CopyTele, Inc.
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Full Name of Registrant


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Former Name if Applicable

         900 Walt Whitman Road
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Address of Principal Executive Office (Street and Number)

         Melville, NY  11747
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

CopyTele, Inc. (the "Registrant") is filing this Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the three months ended April 30, 2009 within the prescribed time period without unreasonable effort or expense, because certain aspects of the Registrant's review process with respect to its financial statements have not been completed prior to the required filing date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Denis A. Krusos, Chairman of the Board
              and Chief Executive Officer            631           549-5900
         --------------------------------------  -----------  ------------------
                        (Name)                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).              _X_ Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               _X_ Yes ___ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

================================================================================

                                 CopyTele, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 10, 2009                    By: /s/ Denis A. Krusos
     -----------------------------            ----------------------------------
                                          Denis A. Krusos, Chairman of the Board
                                           and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                    Exhibit A


         Registrant has not completed certain aspects of its review process with respect to its financial statements for the three and six months ended April 30, 2009. Registrant expects to report a decrease in net loss for the three and six months ended April 30, 2009 as compared to the comparable prior-year periods. Registrant's results of operations for the three and six months ended April 30, 2009 are expected to be affected by decreases in research and development expenses and selling, general and administrative expenses as compared to the comparable prior-year periods.